FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2009
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), N J Holland
†**
(Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, C A Carolus,
R Dañino*, A R Hill
≠
, J G Hopwood, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,
≠
Canadian,
#
Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za

Enquiries
Media and Investor Enquiries

Willie Jacobsz
Tel       +508 839-1188
Mobile +857 241-7127
email    Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel      +27 11 562-9706
Mobile +27 (0) 83 309-6720
email    Nikki.Catrakilis-Wagner@
              goldfields.co.za
Media Enquiries

Julian Gwillim
Tel      +27 11 562-9774
Mobile +27 (0) 82 452 4389
email    Julian.Gwillim@goldfields.co.za

MEDIA RELEASE
DRIEFONTEIN RESUMES OPERATIONS FOLLOWING A SIX
DAY CLOSURE
Johannesburg, 15 December 2009: Gold Fields Limited (Gold
Fields) (JSE, NYSE, NASDAQ Dubai: GFI) today announced that the
Driefontein Gold Mine had resumed production with the
commencement of the morning shift on Monday, 14 December 2009.

Blasting and on-reef development activities at the mine were suspended on Monday, 7 December 2009, following a number of
seismic events in which two employees were fatally injured.

The mine was closed for a full week, mainly as a result of the complexity of the rescue and recovery effort and the fact that normal drilling and blasting activities could not proceed simultaneously with the rescue operation, as it would have placed rescue teams and other employees at risk. The rescue and recovery effort was completed late on Thursday, after which the normal risk assessment procedures and inspections took place.

Nick Holland, Chief Executive Officer of Gold Fields said: “We deeply regret the loss of our colleagues and have expressed our deepest condolences to their families. We have also offered our full support to help them cope with this unexpected tragedy. This incident again underscores our total commitment not to mine if we cannot mine safely, as well as the extreme urgency with which we are searching for a step change in our ability to effectively deal with the ever-
present and unpredictable risk of seismicity.”

Nick Holland also thanked the various teams and other employees who participated in the rescue and recovery effort for their commitment and courage, and expressed appreciation towards the
Department of Mineral Resources for their support throughout the process.

The suspension of blasting and development activities at Driefontein has resulted in six days of lost production, which is expected to have a material impact on production results of both Driefontein and the
Group as a whole for the quarter ending 31 December 2009.

Updated production guidance for the December quarter will be provided early in January 2010, after the close of the quarter.
ends

About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable production of 3.6 million ounces* per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and near mine exploration projects at various stages of development. Gold Fields has total attributable Mineral Reserves of 81 million ounces and Mineral Resources of 271 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York Stock Exchange
(NYSE), the Dubai International Financial Exchange (DIFX), the Euronext in Brussels (NYX) and the Swiss Exchange (SWX). For more information please visit the Gold Fields website at  www.goldfields.co.za.

*Based on the annualised run rate for the fourth quarter of F2009

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 December 2009

GOLD FIELDS LIMITED
By:

Name:   Mr W J Jacobsz
Title:      Senior Vice President: Investor
              Relations and Corporate Affairs